SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 8th Fl.
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 016259202	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,635,154 shares of Common Stock (including 800,000 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 016259202	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned, as amended (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 21, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ANI Pharmaceuticals, Inc., a Delaware corporation (“ANI”) and ANIP Merger Sub Inc., a Delaware corporation (“ANI Merger Sub”), providing for, in substantial part, the merger of the Issuer into ANI Merger Sub, with the Issuer surviving as a wholly owned indirect subsidiary of ANI (the “Merger”), as more fully described in the Form 8-K filed by the Issuer with the SEC on June 24, 2024.

In connection with the execution of the Merger Agreement, on June 21, 2024, Caligan, the Caligan Fund, and a certain affiliate thereof (the “Caligan Voting Parties”), entered into a voting agreement (the “Voting Agreement”), whereby the Caligan Voting Parties have agreed, among other things, to (i) vote or cause to be voted all of their shares of Common Stock in favor of the Merger and the transactions contemplated by the Merger Agreement, and (ii) prior to the Expiration Time (as defined in the Voting Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of its shares of Common Stock other than with the consent of the Issuer and ANI.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.7.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 52,388,513 shares of Common Stock outstanding as of June 19, 2024, as represented by the Issuer in the Merger Agreement, and assumes exercise of the Warrants reported herein.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 5 of 6 Pages

(c)	No transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response in Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.7:	Voting Agreement, dated June 21, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K, filed on June 24, 2024).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON